CNFINANCE HOLDINGS LTD.

44/F, Tower G, No. 16 Zhujiang Dong Road

Tianhe District, Guangzhou City, Guandong Province 510620

People’s Republic of China

March 11, 2021

VIA EDGAR

Mr. Michael Henderson

Mr. Marc Thomas

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE: CNFinance Holdings Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2019

Response dated January 14, 2021

File No. 001-38726

Dear Mr. Henderson and Mr. Thomas:

This letter sets forth the Company’s responses to the comments contained in the letter dated February 25, 2021 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”). The comments are repeated below in bold and followed by the responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2019 Form 20-F.

Response dated January 14, 2021

Item 5 Operating and Financial Review and Prospects

5.A. Operating Results

Overview, page 74

1.	We note your response to prior comment one where you state that if the loans were 90 days or more past due and the fair value of the collateral was less than the outstanding loan balance, you would follow ASC 326 and accrue an allowance for credit losses and record provision for losses accordingly. Furthermore, you state that you followed ASC 326-20-35-5 to use, as a practical expedient, the fair value of the collateral at the reporting date to calculate the allowance for credit losses for the collateralized loans and such fair value of the collaterals were adjusted for estimated costs to sell on a discounted basis.

Please address the following:

●	Tell us and also disclose in future filings the amount of your loans, by collateral type (apartment, house, commercial property) for which you have an allowance determined based on the fair value of collateral, less cost to sell and the related allowance for credit losses for each applicable collateral category for both the fiscal and interim periods presented.

The Company undertakes to provide in future filings the amount of loans it facilitates by collateral type of which the Company has an allowance determined based on the fair value of the collateral, including apartment, house and commercial property for both the fiscal and interim periods presented. The estimated cost to sell the loans includes litigation fees, attorney fees and other costs directly related to the sales of the loans.

The Company respectfully supplements the table below for amount of loans it facilitates by collateral type as specified above as of each date presented for the Staff’s reference:

	As of December 31, 2019
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	953,510	112,551	11.8%
House	53,306	3,518	6.6%
Commercial Property	79,806	7,952	10.0%
Total	1,086,622	124,021	11.4%

	As of March 31, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	1,085,631	116,485	10.7%
House	59,301	9,389	15.8%
Commercial Property	76,924	8,128	10.6%
Total	1,221,856	134,002	11.0%

	As of June 30, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	1,222,708	147,750	12.1%
House	57,759	7,654	13.3%
Commercial Property	86,181	15,611	18.1%
Total	1,366,648	171,015	12.5%

	As of September 30, 2020
	(RMB in thousands)
	Loan	Allowance	Allowance Ratio
Apartment	1,183,813	129,175	10.9%
House	19,375	2,289	11.8%
Commercial Property	62,950	2,882	4.6%
Total	1,266,138	134,346	10.6%

As shown in the tables above, the allowance ratio of apartment collaterals generally remains between 11%-12%, while the allowance ratio of house and commercial property collaterals fluctuates more because the market value of houses and commercial properties are more sensitive to market fluctuations. Loans that are secured by house and commercial properties account for only a small portion of the outstanding loans the Company facilitates.

●	We note your disclosure on page 17 that you determine the preliminary market value of the prospective real property collateral using external databases at the time borrowers submit their loan applications, as well as conduct site-visits to cross-check conditions, and compare the preliminary third-party appraiser report with quotes on an anonymous basis from local real estate agencies in the same neighborhood. However, you disclose that there is no assurance that you have complete and accurate information related to the prospective real property collateral. You also state that if you or your trust partners overestimate the market value of the real property collateral, the loans you facilitate may not be fully secured. Please tell us whether this market information is the primary basis for your disclosure of LTV values at origination.

●	The Company respectfully advises the Staff that as specified in the 2019 Form 20-F, the market information is the primary basis for its disclosure of LTV values at origination as the Company advises its trust partners to permit loans up to 70% of the collateral market value, which is consistent with common bank loan LTV in China. The Company determines the fair market value of different collaterals through third-party appraisal reports based on market data, and re-appraise the collaterals on a regular basis. The Company disclosed “that if it or its trust partners overestimate the market value of the real property collateral, the loans it facilitate may not be fully secured” in the Risk Factors section of the 2019 Form 20-F to flag the investors of certain extreme circumstances such as the collateral property is destroyed, the unpredictable pandemic outbreak of COVID-19, or fraudulent information of the collateral provided by the borrower.

●	On page 45 of your Form 20-F, you state that you have established strict guidelines on the characteristics and quality of collateral, including, among others, an LTV capped at 70%. Please clarify whether this cap at 70% also includes your second lien loans, such that after also considering your second lien loan, the LTV is still capped at 70%.

The Company respectfully advises the Staff that the LTV capped at 70% includes second lien loans. The Company respectfully supplements the below example for the Staff’s reference:

The loan applicant has applied for a loan of RMB500,000, and provided a collateral of RMB1 million market value with a first lien interest of RMB300,000. In this case, the Company will advise its trust partners a permitted loan amount up to RMB400,000, which equals to 70% of the collateral value (RMB700,000) less the amount of the first lien loans (RMB300,000). The Company only advises its trust partners to permit second lien loans subordinated to banks as the first lien interest holder, and doesn’t advise its trust partners to permit second lien loans subordinated to senior lien interests of any other entities. In addition, the Company doesn’t advise its trust partners to permit any third lien loans unless the second lien interests attached to the collateral are facilitated by the Company.

●	On page 55 of your Form 20-F, you disclose that to limit credit risk, you only permit home equity loans up to 70% LTV ratio, with a weighted average LTV ratio of 66.7%, 61.9%, and 57.9% for home equity loans originated in 2017, 2018, and 2019, to ensure recovery in the event of borrower default. Please separately disclose the weighted average LTV ratio at origination for your first lien loans separately from your second lien loans. Furthermore, in light of these LTVs at origination, please tell us the drivers for the significant allowance for credit loss levels on your past due loans.

The Company respectfully supplements the table below on the weighted average LTV ratio at origination for its first lien loans separately from its second lien loans in 2017, 2018 and 2019 for the Staff’s reference:

	Weighted Average LTV
	2017	2018	2019
First lien loans	63.6%	59.0%	54.8%
Second lien loans	68.9%	64.0%	60.2%
Total	66.7%	61.9%	57.9%

The Company respectfully advises the Staff that the significant allowance for credit loss levels on its past due loans were due to the below reasons:

1. When calculating the expected realizable value of the collateral, the Company considers the disposal costs during the disposal process, which may cause the net realizable value of collateral to be lower than its current market value.

2. In terms of collection methods, due to the cancellation of discretionary notarization and the regulatory policy that limits on-site debt collection activities, the Company’s collections of overdue loans became more time consuming. On the other hand, the judicial process to settle a past due loan generally takes 1.5-2 years. Therefore, the Company further considers the time value of the uncollected fund (the impaired loans) and further discount the net realizable value of the loan to its present value.

●	On page 57 of our Form 20-F you disclose the LTV, at origination, for each loan category by collateral type. In light of the importance of collateral values to your loan portfolio and related allowance for credit losses, please tell us and also disclose in future filings, as applicable, the updated LTV as of the most recent balance sheet date. As part of this disclosure, please address the detailed process for updating this information during the period the loan is held.

The Company undertakes to provide in future filings the updated LTV as of the most recent balance sheet date.

The Company respectfully advises the Staff that as of December 31, 2020, the updated LTV as of the most recent balance sheet date was 51%, with 48% for the first lien loans and 53% for the second lien loans. The above-mentioned LTV ratio is calculated by the percentage of outstanding loan principal of the re-appraised collateral value as of December 31, 2020. In the circumstances where the Company is facilitating the second lien loans, the Company has to obtain a prior authorization from the borrower before it checks the borrower’s credit status for the updated first lien balance, which is not practical in daily operation. Therefore, the Company uses outstanding first lien balance at origination in the above calculation.

The Company respectfully advises the Staff that the process for updating collateral values during the period the loan is held includes the following: (i) regular review and re-appraisal of collateral value based on the data from multiple external online appraisal firms. (ii) if the difference between the re-appraised value and the value at origination exceeds 20%, the Company will determine whether such difference is due to regional market fluctuations. The Company accepts such re-appraised value if the difference is determined to result from regional market fluctuations, and (iii) if the value difference is determined to be isolated from regional market fluctuations, the Company will check with recognized housing agent companies for the latest market sales price for properties with similar conditions such as locations, floorplans and ages, and use the average value of such similar properties as the ultimate re-appraised value of the collateral.

2.	We note your disclosure on page 17 of your Form 20-F that if the attached assets are found to be subject to prior mortgage or other third parties’ rights during proceedings, your interests will be ranked lower than these prior parties, thereby limiting or even preventing you from full coverage by the collateral. Please address the following:

●	In light of the importance of collateral to your loan portfolio and related allowance for credit loss methodology, please tell us and disclose the process you go through to attach your rights to the collateral at the time the loan is originated. For example, explain how a lien is attached to the property and whether you perform a lien search prior to making the loan.

The Company respectfully advises the Staff that it facilitates permitted borrowers to borrow an amount up to 70% LTV ratio. As disclosed on page 56 of the 2019 Form 20-F, the Company conducts credit assessment of a loan applicant with both online and offline approaches.

1. The Company’s local office staff together with its sales partners visit the property that a loan applicant intends to pledge. As part of the collateral assessment, the Company cross-checks the preliminary valuation provided by external online appraisal firms with local real estate agents；

2. After obtaining the authorization from the loan applicant, the Company checks its credit report and determine its outstanding first lien loan amount and the identity of lender to the first lien loan.

3. The Company determines the loan amount permitted to grant the loan applicant based on the applicant’s credit status and collateral value. If both the Company’s trust partner and the loan applicant agree to the loan amount the Company advised, the Company will facilitate the signing of loan agreements and pledge agreement between them.

4. Immediately before the pledge of collateral is processed, the Company conducts a final lien search on the property to confirm if its lien status remains the same as previously reviewed. In the case that the lien status has not changed, the Company assists the borrower to pledge the house under the trust partner's name. A representative from the Company submits both the loan agreement and the pledge agreement to the local Housing Administration Bureau for the collateral pledge, specifying that such collateral is exclusively pledged for protection of such loan. The Housing Administration Bureau will issue a warrant that clearly states the lender and the amount of the mortgage.

5. And after successfully receiving the "deposit receipt" issued by the Housing Administration Bureau, the Company transfers the receipt to its trust partner and inform the trust partner to release the loan to the borrower.

6. In the event that a second lien loan is overdue and the collateral was disposed through judicial process，the court distributes the creditor's recoveries from the disposal according to the order of liens and the trust company’s rights are thus realized.

●	Tell us whether there have been instances where you have tried to attach your rights to the collateral and found the assets to already be subject to prior mortgage or other third party rights. In those instances address whether you were able to recover any amounts outstanding on the loan.

The Company respectfully advises the Staff that as stated in the response to the last question, the Company always conducts lien search on the collateral and credit assessment of a loan applicant, and insists to pledge the property before any loan release by its trust partners. Therefore, the Company has not experienced any instances where it facilitates its trust partner to issue a first lien loan where the collateral is subject to any prior senior lien interests or other third party rights, or a second lien loan where the collateral is subject to any unknown senior lien interests or other third party rights.

●	In light of the fact that you conclude that many of your loans are collateral dependent, and thus measure impairment at the collateral value less costs to sell, tell us how often you have pursued foreclosure in the periods presented, segregating this information between first and second lien past due loans. As part of this response, please quantify the amounts where the foreclosure was ultimately concluded and quantify whether there were additional losses beyond what was already recorded in the allowance for credit losses (based on collateral less costs to sell). Additionally, tell us the time period from the beginning of the foreclosure process to the end. Lastly, quantify the situations where you abandoned the foreclosure process and describe the actions taken to recover on the loan.

The Company respectfully advises the Staff that it usually suggests its trust partners to pursue foreclosure for loans more than 90 days past due. In 2019, 21% of the delinquent loans the Company facilitates entered into foreclosure process. The amount where the foreclosure was ultimately concluded was RMB224 million, among which RMB18 million had additional losses beyond what was already recorded in the allowance for credit losses. The amount of such additional losses was RMB3 million.

The Company respectfully supplements the table below for the loans disposed through judicial foreclosures and corresponding recoveries and allowance in 2019 for the Staff’s reference:

	Loan amount	Amount recovered	Allowance
	RMB in thousands
First lien	128,110	142,698	41,649
Second lien	95,670	102,844	39,753
Total	223,780	245,542	81,402

According to the loan agreement, when a loan defaults, the Company is entitled to the full recovery of the delinquent principal, delinquent interest and penalties if any. If the proceeds from judicial disposal of the collateral is sufficient to cover the afore-mentioned full recovery amounts, the Company will obtain such full recovery, the amount of which may exceed the principal of the delinquent loan.

As shown in the table above, no additional losses beyond what was already recorded in the allowance for credit losses for the loans analyzed in bulk. The Company respectfully supplements the table below for the loans, while analyzed individually, occurred additional losses beyond what was already recorded in the allowance for credit losses in 2019 for the Staff’s reference:

	Loan amount	Amount recovered	Allowance	Additional losses beyond allowance
	RMB in thousands
First lien	7,199	8,364	418	(747)
Second lien	10,767	17,719	4,304	(2,649)
Total	17,966	26,083	4,721	(3,396)

When calculating the impairment loss, the Company considers various expenses that may be incurred during the debt collection process, such as litigation fees, attorney fees, and other costs directly related to the collection process. The collection process to settle a past due loan generally takes 1.5-2 years.

In 2019, the amount of loans where Company abandoned the foreclosure process was RMB190 million. The Company abandons foreclosure when the defaulting borrower has regenerated ability to repay its debt by financing efforts or selling the collateral on its own and seeks to settle with the Company.

●	Your disclosure indicates that you may need to resort to judicial or arbitration proceedings to help your partners foreclose on the collateral, which may be time-consuming and may ultimately not be possible. To the extent this remains the case, please tell us why it is appropriate to use the collateral value, less costs to sell, as the primary determination of the allowance for credit losses for past due loans.

The Company respectfully advises the Staff that the disclosure on the possibility to resort to judicial or arbitration proceedings to help its partners foreclose on the collateral, which may be time-consuming and may ultimately not be possible was in the Risk Factors section of the 2019 Form 20-F to remind the investors that under certain extreme circumstances, the loss of the collateral could make the Company unable to realize any recovery by disposing the collateral. However, as the trust company has attached its mortgage rights to the collateral, based on the contract signed and practical law in China, the trust company could realize its interest by disposing the collateral. Therefore, the Company believes it is possible and reasonable to use the collateral value, less costs to sell, as the primary determination of the allowance for credit losses for past due loans.

3.	We note the disclosure on page 45 of your Form 20-F that in 2017, 2018, and 2019, the average tenor of the home equity loans you originated was 66, 50, and 22 months with the weighted average effective interest rate (inclusive of interests and financing service fees, if applicable, payable by the borrowers) of 23.7%, 22.0%, and 19.4% per annum, respectively. Please address the following:

●	Tell us why the average tenor on the home equity loans has decreased so dramatically during the past three years. Please clarify whether this is an industry trend, or a trend particular to your business. Please also clarify whether there is any difference between the tenors between the first lien loans and second lien loans you originate.

The Company respectfully advises the Staff that the decrease in the average tenor of the Company’s loan facilitation portfolio was also a strategic decision given the regulatory change in 2018 where the Guiding Opinion on Regulating the Asset Management Business of Financial Institutions (the “Guiding Opinion”) then issued requires that the expiration date of closed-end asset management products, or the last open day of open-end asset management products, shall not be earlier than the termination date of the non-standard creditor’s assets the asset management products invested in directly or indirectly. To avoid the risk of creating a mismatch of timing between the Company’s facilitated loans and the asset management products (generally with a term of one to three years) sold from which the Company receives funds to make the loans, the Company has since significantly decreased the term of the loans from one to eight years to one to two years.

Prior to 2017, the tenor of the loans facilitated by the Company typically ranged from one to eight years, while the trust products typically ranged from one to three years. To ensure its compliance with regulatory requirements, the Company adjusted the tenor of the loans it facilitates to one to three years in 2018. Due to the outstanding long-term loans facilitated prior to 2017, the average tenor of outstanding loans in 2018 was longer than that of 2019.

There is no difference between the tenors between the first lien loans and second lien loans the Company originates.

●	Tell us whether the difference in tenor of home equity loans you originated over the past three years is driven by type of collateral, type of borrower, credit quality, or some other factor. If so, please disaggregate the average tenor disclosure by the factors driving the differences in tenor.

The Company respectfully advises the Staff that the difference in tenor of home equity loans originated over the past three years was mainly driven by the reasons described above and not driven by type of collateral, type of borrower, credit quality or some other factors.

4.	We note your response to comment one in your letter dated November 13, 2020 where you provide a table showing the charge-offs recorded due to the various scenarios of resolving the loan. Please address the following:

●	Provide an updated table to include interim 2020 data, with additional columns showing the amortized cost of the loans that were resolved by the different scenarios, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts currently shown.

The Company respectfully supplements the tables below for the amortized cost of the loans that were resolved by the different charge-off scenario, the allowances recorded on those loans at the time of charge-off, additional provision for loan losses recorded at the time of the time of the scenario, in addition to the charge-off amounts as of each date presented for the Staff’s reference:

	As of December 31, 2019
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	(RMB in thousands)
Sales of loans to third parties	192,567	484,156	241,621	(42,000)
Settlement with the borrower	8,720	48,835	12,362	(3,877)
Disposal through legal proceedings	16,175	33,732	24,175	(3,396)
Death of the borrower	39	389	395	-
Identification of fraud	498	498	-	(498)

Total	217,999	567,610	278,553	(49,771)

	As of March 31, 2020
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	(RMB in thousands)
Sales of loans to third parties	38,292	96,199	42,714	(2,025)
Settlement with the borrower	495	2,239	3,128	(14)
Disposal through legal proceedings	1,878	1,729	3,381	(408)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-

Total	40,665	100,167	49,223	(2,447)

	As of June 30, 2020
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	(RMB in thousands)
Sales of loans to third parties	65,297	163,458	64,036	(1,075)
Settlement with the borrower	1,903	12,466	4,611	(6)
Disposal through legal proceedings	3,503	7,770	6,159	-
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-

Total	70,703	183,694	74,806	(1,081)

	As of September 30, 2020
	Charge-off	Amortized cost of the loans	Allowance	Additional provision (1)
	(RMB in thousands)
Sales of loans to third parties	61,780	150,029	73,612	(7,096)
Settlement with the borrower	3,539	14,721	4,914	(1,723)
Disposal through legal proceedings	3,621	8,805	3,254	(2,439)
Death of the borrower	-	-	-	-
Identification of fraud	-	-	-	-

Total	68,940	173,555	81,780	(11,258)

Note:

(1) Additional provisions refer to the total amount of additional losses of individual loans, which is beyond what was already recorded in the allowance for credit losses at the point of charge-off in different scenarios.

●	In light of the immediate actions you describe taking as soon as the loan becomes delinquent, including site visits after six days past due, and private negotiations with the borrowers when the loan is 30 days past due, tell us why so many of your loans have migrated to over 360 days past due.

The Company respectfully advises the Staff that as of December 31, 2019, the outstanding loan principal of loans that are over 360 days past due accounted for 3% of the total outstanding loan amount where the defaulting borrowers are either unwilling or incapable to repay their delinquent loans. These loans will be brought into judicial process which generally takes another 0.5-1 years.

●	Tell us why you choose to sell so many of the loans to third parties and recognize a charge-off upon sale. As part of your response, please tell us whether you believe this approach results in you maximizing the expected recovery on the loan.

The Company respectfully advises the Staff that the loans sold to third parties are generally the ones that are over 90 days past due, which the Company has made a commercially reasonable effort to collect. In order to efficiently allocate resources and timely collect funds on impaired loans, the Company believes it is effective and efficient to sell certain loans that are over 90 days past due to third parties as it can save relevant costs that may occur during the time-consuming collection process.

●	Tell us whether you are selling the loans below collateral values, and if so, the reasons for this policy.

The Company respectfully advises the Staff that the loans may be sold to third parties below collateral value, even below the outstanding loan amount under the following circumstances: (i) such delinquent loans are sold in large bulk and a commercially reasonable discount could accelerate the sale and thus improve the Company’s cash flow, (ii) the estimated time consumed and expense associated with disposing such loans are too high , and (iii) the property price where the collaterals are located fluctuates due to unusual or unpredictable reasons such as the sudden outbreak of COVID-19 in the beginning of 2020 caused the sharp drop of property price in Wuhan, which led to lower average list price and selling price of similar properties through foreclosures.

●	Tell us the types of purchasers who are acquiring the delinquent loans indicating if any are considered to be related parties.

The Company respectfully advises the Staff that the purchasers are all third-parties and consist of (i) sales partners who choose to repurchase the delinquent loans they introduced according to their agreements signed with the Company, and (ii) local investment asset management companies, experienced law firms or other entities with legal, collection and disposal teams to handle delinquent loans and relevant collaterals.

●	Describe the typical negotiations process for the delinquent loan sales indicating if the sales are typically in bulk or on an individual basis.

The Company respectfully advises the Staff that delinquent loans are generally sold in bulk.

If sales partners choose to fulfill their obligations to provide guarantee for the loans they introduced by repurchasing the delinquent loans according to the agreements signed between the Company and the sales partners, the Company can sell the loans to the sales partners at current market fair value.

Under the circumstances of selling delinquent loans to local investment asset management companies, experienced law firms or other entities, the Company first provides information such as the type, value and location of the collateral to potential purchasers. Then the Company works with potential purchasers to conduct onsite due diligence trips to examine the collateral, after which the Company and the potential purchaser negotiate the terms and price of the purchase.

Before the purchase agreement is signed, the Company’s post loan department conducts a final check to determine the probability of recovering those loans by other collecting methods in shorter time before making the final decision on whether to sell those loans to a third party.

●	Tell us whether you retain any rights or obligations upon the sale of the loans to third parties.

The Company respectfully advises the Staff that it has two approaches for the sale of loans to third parties, including (i) the sale that the Company does not retain any rights or obligations and such loans will be charged off from the Company’s balance sheet at the point of the sale and (ii) the sale that the Company retains certain rights or obligations such as an obligation to repurchase the loans after a certain period, and such loans sold are recorded as borrowings under agreements to repurchase in the Company’s balance sheet.

5.	We note your response to comment two in your letter dated November 13, 2020 that the primary driver of charge-offs during 2019 was due to sales of loans to third parties. Please tell whether you recorded any recoveries on these loans during 2020 and describe the nature and source of the recoveries.

The Company respectfully advises the Staff that when the Company sold the loans to a third party and recorded charge-offs in 2019, the Company transferred all rights including the rights to the collateral attached to the loan to the third-party transferee, and then the transferee would realize its rights on its own behalf without distributing any disposal proceeds to the Company. Therefore, the Company has no recovery during 2020 on the loans charged off by sales of loans to third parties in 2019.

6.	We note your response to prior comment three in your letter dated November 13, 2020 where you provide a rollfoward of allowance for credit losses during the interim periods of fiscal 2020. Please address the following:

●	Please tell us why loss recoveries significantly exceed the amount of charge-offs as of March 31, 2020 and June 30, 2020 for loans which are collectively assessed.

The Company respectfully advises the Staff that the loss recoveries we provided in the rollforward of allowance for credit losses during the first quarter and second quarter of fiscal 2020 do not represent the amount recovered from borrowers after the Company writes off the loan, but the impact of the guarantees provided by its sales partners on impaired loans.

The Company has been exploring the new business model since December 2018 to broaden prospective borrower bases. Under the new collaboration model, the sales partners contribute a Credit Risk Mitigation Position equal to 10% to 25% of the loans issued to the borrowers introduced by them directly to a designated account and is fully refundable upon repayment of the loan that the Credit Risk Mitigation Position is associated with. In the event of loans issued to the borrowers acquired under such collaboration model are in default, the respective sales partners who introduced such borrowers will share the credit risks with the Company. The amount of the loss recoveries that were provided in the rollforward of allowance for credit losses was the increase in guaranteed recoverable assets and was before charge-off. For avoidance of doubt, the Company undertakes to revise “loss recoveries” to “increase in guaranteed recoverable assets” in future filings.

●	Tell us the drivers of loss recoveries, for both loans collectively assessed for impairment and loans which are individually assessed for impairment, particularly in light of the fact that your charge-off policy appeared to primarily occur when the Group has determined that the remaining balance is uncollectible after exhausting all collection efforts.

The Company respectfully advises the Staff that in the charge-off policy for fiscal 2019 and previous years, the Company charged off the loan only when it had exhausted all efforts and the loan was still uncollectible. Therefore the Company received no recoveries.

Additionally, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2019 Form 20-F or the Company’s other filings, please contact the undersigned at ir@cashchina.cn.

Sincerely yours,

CNFinance Holdings Limited
Date: March 11, 2021
	By:	/s/ Ning Li
		Name:	Ning Li
		Title:	Chief Financial Officer